Exhibit 99.1

Evaxion Announces Business Update and Second Quarter 2023 Financial Results

•	Promising clinical data from Phase 1 and 2a studies with EVX-01 and EVX-02 were presented at AACR and ASCO in Q2 2023

•	A novel proprietary genetic vaccine adjuvant was presented at Evaxion’s R&D Day in May. The technology is an integral part of the next-generation cancer vaccine, EVX-03, planned for phase 1 clinical trial application in Q4 2023*

•	Promising results on EVX-B1, a Staphylococcus aureus vaccine candidate, were presented at the Staphylococcal Diseases Gordon Research Conference in New Hampshire, USA, in Q2 2023.

•	Financial agreement secured with Global Growth Holding Limited (GGHL) totaling up to USD 20 million

•	Cash and cash equivalents of $7.1 million at June 30, 2023 sufficient to fund operations into December 2023

*Subject to additional funding in the range of $5-10 million secured before initiation

COPENHAGEN, Denmark, August 18, 2023 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company), a clinical-stage biotechnology company specializing in the development of AI-driven immunotherapies, today provided a business update and announced its second quarter 2023 financial results.

“At Evaxion, we believe that AI-powered, personalized cancer vaccines have the potential to transform the care of patients with melanoma and other cancers. Early-stage clinical data reported at AACR 2023 and ASCO23 indicated that patients treated with our vaccines, EVX-01 or EVX-02, in combination with a checkpoint inhibitor, experienced a treatment benefit, with good overall tolerability” said Per Norlén, Chief Executive Officer of Evaxion. “These data support the potential clinical utility for personalized cancer immunotherapy and the opportunity to advance our next-generation, DNA-based candidate, EVX-03, towards clinical trials in cancer patients.”

“Additionally, at a time of positive industry data and renewed interest in personalized cancer vaccines, Evaxion is making excellent scientific progress. Utilization of two new, proprietary technologies, including the AI platform ObsERV™, which enables identification of novel cancer antigens called ERVs, which are patient-specific cancer targets of viral origin, plus our novel genetic adjuvant, are believed to further enhance the efficacy of EVX-03,” said Per, concluding, “On a separate note, we were pleased to present preclinical proof-of-concept data at the Gordon Conference showing that EVX-B1 can clear staphylococcus infections. Taken together, these clinical advances and proof-of-concept milestones highlight the potential for Evaxion’s AI-powered technology to address unmet medical needs in oncology and infectious diseases. The recent completion of an up to $20 million USD financing will support progression of our current studies and operations, while initiation of EVX-03 phase 1 activities are subject to additional funding."

Anticipated milestones

•	Q4 2023 - Interim results of EVX-01 Phase 2 trial in melanoma

•	Q4 2023 – Clinical trial application for EVX-03*

*Subject to additional funding in the range of $5-10 million secured before initiation

Recent Milestones (April to August 2023)

Completion of financing commitments totaling up to USD 20 million

[Press Release with hyperlink]. Evaxion announced completion of a financing commitment totaling up to $20 million with Global Growth Holding Limited, available in tranches over the next three years.

The financing is intended to cover the company’s working capital needs, including the advancement of EVX-03 to Phase 1 readiness.

Promising preclinical data presented at the Staphylococcal Diseases Gordon Research Conference

[Press Release with hyperlink]. Preclinical data showed EVX-B1, a vaccine against Staphylococcus aureus (S. aureus) containing AI-identified antigens, is highly protective against S. aureus disease in pre-clinical models and that EVX-B1 effectively clears S. aureus infections.

Promising early clinical data presented for EVX-01 and EVX-02

•	EVX-01 presentation at ASCO23. Phase 1 results showed positive clinical responses in 8 out of 12 patients receiving EVX-01 in combination with a checkpoint inhibitor. The trial also met primary endpoints for tolerability and safety, with only mild AEs being related to EVX-01.

•	EVX-02 presentation at AACR 2023. Phase 1/2a results showed that all 10 patients with late stage melanoma who completed EVX-02 treatment demonstrated robust and treatment-specific immune responses and were relapse-free at their last assessment.

R&D Day Highlights Preclinical Data on genetic adjuvant technology

R&D Day 2023. In a series of talks from its scientists and collaborators, Evaxion provided an introduction to its proprietary genetic adjuvant technology developed to enhance the effectiveness of DNA and mRNA vaccines. The genetic adjuvant can be encoded into either DNA or mRNA vaccines to boost the immune response. Preclinical data show that the technology boosts both B cell and T cell immune responses, making it applicable to a wide range of vaccines, both for cancer and for infectious disease.

Second Quarter of 2023 Financial Results

•	Cash position: As of June 30, 2023, cash and cash equivalents were $7.1 million as compared to $13.2 as of December 31, 2022. Operating spending for the second quarter of 2023 was offset by the proceeds from issue of shares and exercise of warrants. We expect that our existing cash and cash equivalents, will be sufficient to fund our operating expenses and capital expenditure requirements into December 2023.

•	Research and Development expenses were $2.9 million for the quarter ended June 30, 2023 as compared to $4.1 million for the quarter ended June 30, 2022. The decrease in research and development expenses was primarily due to a decrease of $0.7 million in external costs related to finalized clinical trials and a decrease in employee-related costs of $0.5 million due to reduced headcount.

•	General and Administrative expenses were $2.7 million for the quarter ended June 30, 2023 as compared to $2.1 million for the quarter ended June 30, 2022. The increase in general and administrative expenses was primarily due to an increase of $0.3 million in external costs related to overhead and professional fees and an increase in employee-related costs of $0.2 million. These increases are due to the timing of funding projects and business initiatives compared to 2022 and the expansion of the organization throughout 2022 to meet the requirements as a listed company.

•	Net loss was $5.7 million for the quarter ended June 30, 2023 or ($0.21) per basic and diluted share as compared to a net loss of $4.8 million, or ($0.20) per basic and diluted share for the quarter ended June 30, 2022.

Webcast

Evaxion will host a webcast on Tuesday, August 22, at 10:00 a.m. EDT.

To access the webcast, please visit:

https://edge.media-server.com/mmc/p/f5f7dbrd

Notes and abbreviations:

ASCO23 = the 2023 Annual Meeting of the American Society for Clinical Oncology, AACR 2023 = the 2023 Annual Meeting for the American Association for Cancer Research, ERVs = endogenous retroviruses

About Evaxion

Evaxion Biotech A/S is a clinical-stage, pioneering company, advancing AI-powered immunotherapies. Evaxion’s proprietary and scalable AI technologies decode the human immune system to discover and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Evaxion has a broad pipeline of candidates, including two clinical-stage, personalized cancer immunotherapies. The Company is located in Hørsholm, Denmark and listed on the Nasdaq New York stock exchange. For more information, please visit www.evaxion-biotech.com.

For more information

Evaxion Biotech A/S
Jesper Nyegaard Nissen
Interim Chief Financial Officer
jnn@evaxion-biotech.com
+45 9383 2033

Source: Evaxion Biotech

Forward-looking statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Evaxion Biotech A/S

Consolidated Statements of Financial Position Data (Unaudited)

(USD in thousands)

	Jun 30, 2023	Dec 31, 2022
Cash and cash equivalents	$ 7,118	$ 13,184
Total assets	16,754	22,025
Total liabilities	14,219	13,722
Share capital	4,390	3,886
Other reserves	82,402	77,076
Accumulated deficit	(84,257)	(72,659)
Total equity	2,535	8,303
Total liabilities and equity	$ 16,754	$ 22,025

Evaxion Biotech A/S

Consolidated Statements of Comprehensive Loss Data (Unaudited)

(USD in thousands, except per share data)

	Three Months Ended Jun 30		Six months Ended Jun 30	
	2023	2022	2023	2022
Research and development expenses	$ 2,936	$ 4,112	$ 6,788	$ 8,916
General and administrative expenses	2,741	2,147	5,283	3,742
Operating loss	(5,677)	(6,259)	(12,071)	(12,659)
Finance income	47	1,539	332	2,058
Finance expenses	(278)	(225)	(604)	(383)
Net loss before tax	(5,908)	(4,945)	(12,343)	(10,983)
Income tax benefit	225	177	419	424
Net loss for the period	$ (5,683)	$ (4,768)	$ (11,924)	$ (10,559)
Net loss attributable to equity holders of Evaxion Biotech A/S	$ (5,683)	$ (4,768)	$ (11,924)	$ (10,559)
Loss per share – basic and diluted	$ (0.21)	$ (0.20)	$ (0.46)	$ (0.45)
Number of shares used for calculation (basic and diluted)	26,438,007	23,361,533	26,112,734	23,283,107

Based on the Company’s current cash position, with a cash runway until December 2023, further funding is required, to mitigate the Company’s ability to continue as a going concern.

Please refer to the interim financial statements as of June 30, 2023 for further information.